Morgan Stanley & Co. International plc 25 Cabot Square, Canary Wharf London, E14 4QA United Kingdom	Credit Suisse Securities (USA) LLC Eleven Madison Avenue New York, New York 10010-3629 U.S.A.

VIA EDGAR AND FACSIMILE

March 7, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Distance Education Holdings Limited (the “Company”)

Registration Statement on Form F-3, as amended (File No. 333-194058)

Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:00 p.m. Eastern Standard Time on March 11, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between February 28, 2014 and the date hereof, copies of the Company’s Preliminary Prospectus dated February 28, 2014 were distributed as follows: more than 205 copies to prospective underwriters, institutional investors, dealers and others; out of which more than 200 were to institutional investors and more than 5 to retail investors.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

MORGAN STANLEY & CO. INTERNATIONAL PLC
CREDIT SUISSE SECURITIES (USA) LLC

As Representatives of the several Underwriters

MORGAN STANLEY & CO. INTERNATIONAL PLC

By:	/s/ Alain Lam
Name:	Alain Lam
Title:	Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Sam Shah
Name:	Sam Shah
Title:	Director

[Underwriters Acceleration Request]